

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 15, 2009

By U.S. Mail and Facsimile to: (905) 532-0369

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

> **Re:** **MortgageBrokers.com Holdings, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June**
> **30, 2008 and September 30, 2008**
> **File No. 333-105778**

Dear Mr. Haditaghi:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 1. Description of Business

Corporate Background, page 1

1.   Please tell us and revise future filings to disclose the nature of MagnaData's historical operations, including a description of its assets and liabilities and a brief

discussion of its historical operating results. Also, disclose how the outstanding 22% minority interest shares of MagnaData are reflected in your financial statements.

2.   Please tell us and revise future filings to disclose how your acquisition of MBI was recorded and to discuss the historical operations of MBI. Include a discussion of the assets and liabilities assumed in the acquisition of MBI and a brief discussion of its historical operating results.

Overview, page 1

Background, page 1

3.   Please provide us and revise future filings to include a more complete description of your divisions and subsidiaries.

4.   Please provide us and revise future filings to provide an expanded discussion of your mortgage broker and real estate sales channels. Include detailed descriptions of the structures of these channels, how they are staffed, the staffing agreements and a description of the associated compensation agreements. Your current discussion of these significant elements of your business strategy appears overly abbreviated.

5.   Please tell us and revise future filings to disclose your qualifications for licensing mortgage brokers and mortgage sales agents employed in your mortgage broker sales channel. Also, discuss your recruitment procedures and quantify the number of brokers and agents recruited. In your description of staffing agreements, discuss whether these are full or part time employees.

6.   Please tell us and revise future filings to discuss the nature of the management resources that you have established.

7.   Please tell us and revise future filings to include a detailed discussion of the terms of the RE/MAX renewable 10-year strategic alliance marketing, referral and revenue sharing agreement.

8.   Please provide us and revise future filings to include a complete description of the assets acquired for Lending Source Canada, Inc., including the number of your shares issued in this asset acquisition, the value ascribed to them and how that value was determined and whether or not Maxwell was an unrelated third party. Also, expand your discussion of the fact that a third owner of Lending Source did not receive any compensation but was hired as a sales executive and how that employment agreement was considered in recording the asset acquisition.

9.   Please tell us and revise future filings to provide a significantly expanded description of the activities you focused on in 2007, including recruiting and the servicing of sales territories across Canada, the servicing of existing agents, recruiting new books of business and promoting the company. Your description of these activities appears overly abbreviated.

10.   Please tell us and revise future filings to include a significantly expanded description of the 2007 penetration within your referral alliance franchise network, including the placement of qualified mortgage agents within alliance franchise locations. Provide quantified information of the numbers of placements made and the alliance franchises.

11.   Please tell us and revise future filings to provide an expanded description of your "national sales agency."

Products and Services, page 2

12.   Please tell us and revise future filings to include an expanded discussion of how you, as a broker, access your funding products and lending sources. Also, include an expanded discussion of what a mortgage broker is, how you facilitate the mortgage lending process, what your legal responsibilities are in facilitating the process and what the potential liabilities are for not following the requirements of your lending sources.

Distribution Methods for our Services, page 2

13.   Please tell us and revise future filings to identify and discuss in more detail the national sales agency network that is exclusively licensed to you.

14.   Please tell us and revise future filings to clarify if the licensed agents referenced in this section have agreements with you or if they fall under the RE/MAX agreement or the exclusive license you refer to in this section.

15.   Please tell us and revise future filing to disclose if the 27 retail locations are owned by you or if they fall under an agreement. If they fall under an agreement, identify the agreement. See our comments above on disclosing the terms of your agreements and include a discussion of the establishment of retail locations as set forth in the agreements.

Market Conditions, page 2

16.   Please tell us and revise this section to address the industry issues surrounding mortgage brokerages in general, including the deterioration of brokerage business in 2007 and into 2008 and the difficulty the industry has finding funding for

brokered loans. Address how market conditions have affected your business model.

17.   Some of the information in this section and in the "Competitive Business Conditions" section that follows is repetitive or inconsistent. Please revise your future filings to eliminate repetitive information and inconsistencies.

Our Business Model, page 3

Overview, page 3

18.   Please provide us and revise future filings to include an expanded, detailed discussion of the equity program you have established. Discuss and quantify how this program has allowed you to "rapidly and sustainably" develop your national sale agency.

19.   Please tell us and revise future filings to include an expanded discussion of the "Mortgage Solution Program." Include a detailed description of the program and its terms. Revise the "RE/MAX Agreement" section accordingly.

Incentives for Mortgage Brokers, page 4

20.   Please provide us and revise future filings to provide an expanded discussion of how stock warrants are earned by brokers, including the future discounted cash flow contribution to your bottom line of mortgage volume origination by each exclusively contracted mortgage agent. Disclose the specific formula for issuing the stock warrants, the number of shares into which each warrant is convertible, the number of agents eligible for this program, vesting terms, the number of warrants issued and issuable under the program and their exercise terms and price.

21.   Please tell us and revise future filings to disclose how you will account for the shares that are contributed by Mr. Haditaghi under the stock warrant compensation program.

22.   Please provide us and revise future filings to provide an expanded discussion of how stock warrants are earned based on annual sales over a period of time, including an example of the formula used to award stock warrants.

23.   It does not appear that you have filed the stock warrant agreement referenced in the first sentence of this section as an exhibit to the Form 10-KSB. Please file this agreement or provide us your analysis supporting the determination not to file the agreement.

24.   You state that it was anticipated that the first stock warrants associated with the

incentive program would be executed in the fall of 2008. Please tell us if the company has issued any of these warrants to date. If so, please tell us the exemption from registration that applies to such issuances and the facts relied upon to make the exemption available.

25.   You also state that the first 4,000,000 shares to be granted pursuant to the incentive program will be provided out of Mr. Haditaghi's personal holdings. Please tell us if any of these 4,000,000 shares have been granted to date. If so, please tell us the exemption from registration that applies to such issuances and the facts relied upon to make the exemption available.

Incentives for Strategic Real Estate Brokerage Partners, page 5

26.   Please tell us and revise future filings to provide an expanded discussion of the cash referral fee structure pain on funded mortgages.

RE/MAX Agreements, page 5

27.   Since RE/MAX is an international company, please tell us and revise future filings to clearly identify the specific operations of RE/MAX that have agreed to refer all requests for mortgage financing to you. Please address the relative magnitude of the specific operations of RE/MAX that are subject to this agreement.

28.   Please tell us and revise future filings to disclose the terms of the revenue sharing agreement with RE/MAX.

29.   Please provide us and revise future filings to provide a detailed, chronological discussion of all unit/share/warrant issuances to RE/MAX and its associates, all note and debt issuances and cancellations and the business purposes behind each of these activities.

Maxwell Agreement, page 6

30.   Please tell us and revise future filings to disclose in more detail the terms and structure of the Maxwell agreement, including how the number of warrants to be issued is to be determined, how the value of the warrants will be determined and how you will account for the warrants when issued. Include quantitative informative of warrants issued to date. A tabular presentation may be helpful.

Item 3. Legal Proceedings, page 6

31.   Please tell us and revise future filings to disclose how the company has accounted for its liability under the Trisan suit, including quantification of amounts accrued

under SFAS 5.

32.   You state on page 7 that the court in the Trisan action ordered that 500,000 unrestricted shares of the company's common stock be deposited by the defendants with an escrow agent. Please tell us, and clarify in future filings, which of the defendants is responsible for depositing the 500,000 shares and how such shares were originally acquired.

Securities Authorized for Issuance under Equity Compensation Plan, page 8

33.   It does not appear that you have filed the Service Compensation Plan referenced in the second paragraph on page 9 as an exhibit to the Form 10-KSB. Please file this plan or provide us your analysis supporting the determination not to file the plan.

Recent Sales of Unregistered Securities, page 9

34.   Please tell us and revise future filings to disclose how you determined the price ascribed to the shares issued in each transaction and how you recorded the issuances.

35.   For each of the issuances discussed in this section as well as the first 2 issuances on page F-5 in the Consolidated Statements of Stockholders' Deficit and the issuance to SmallCapVoice.com discussed on page F-21, please tell us the exemption from registration that applies to the issuance and the facts relied upon to make the exemption available. Please also confirm that in future filings you will disclose all of the information required by Item 701 of Regulation S-K for each sale of unregistered securities, including the exemption from registration that applies to each issuance and the facts relied upon to make the exemption available.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

36.   The current discussion of your results of operations appears overly abbreviated. Please provide us and revise future filings to include a substantially expanded discussion that considers the following:

- Disclose your actual mortgage origination volume in each period and the source(s) from which the volume originated. A tabular presentation may be helpful.

- Disclose and discuss the changes in commissions earned as a percentage of loans closed between periods by source and the related trends. Provide disaggregated disclosures of brokerage fees and finders fees.

- Disclose and discuss commission revenues earned from third party mortgage insurance providers, a source of revenue that is disclosed in the Business section.

- Disclose and discuss the amounts of equity compensation issued in each period, including how you accounted for it and under what agreement it was issued. Your revisions should address each line item in the statements of operations and comprehensive loss. See our comments above on these issuances and ensure that it is clear in your revision what the terms and exercise features are of all issuances in each period.

- Disclose and discuss the factors contributing to the changes in all material expense items, such as general and administrative expenses.

- Include a discussion of the loss from continuing operations in each period, the factors contributing to it and the material trends it depicts.

Liquidity and Capital Resources, page 11

37.   Please tell us and revise future filings to disclose the nature of the agent registration fees discussed in this section, including how they are incurred and your accounting policy for recognizing them.

38.   Please tell us and revise future filings to disclose the specific nature of the work in process payable discussed in this section.

39.   See our comment above on the Legal Proceedings and revise to disclose how you determined the amount of the accrual you have recorded and why you believe 2007 was the correct period in which to record it. Similarly revise Note 8 to the financial statements.

Item 8A(T). Controls and Procedures, page 14

40.   Please tell us management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2007, including a statement as to whether or not internal control over financial reporting was effective. Please also discuss any material weakness in the company's internal control over financial reporting identified by management. Refer to Item 308(T)(a)(3) of Regulation S-B.

41.   Please tell us and revise future filings to discuss in more detail the nature of the material weaknesses in your internal controls over financial reporting and the specific work done by consultants and in the review process such that management believes that the financial statements and other information presented in your document is materially correct. Discuss how you define material in this context.

42.   Please tell us and revise future filings to disclose why no changes were made to your internal controls over financial reporting considering that management concluded that such controls were ineffective.

43.   Please tell us how your auditors were able to issue a clean opinion on your financial statements given the lack of effectiveness of management's internal controls over financial reporting.

Summary Compensation Table, page 17

44.   In future filings, please include a footnote to the Summary Compensation Table disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Certain Relationships and Related Transactions, page 19

45.   Please revise the footnotes to the financial statements to include all related party transactions, including quantification of material amounts. Refer to SFAS 57.

Principal Accountant and Fees, page 21

46.   We note that your principal accountant restated your quarterly financial information for the first, second and third quarters of 2006. Please tell us and revise future filings to include the following:

- A discussion of the facts and circumstances resulting in the restatements and when they arose.

- A discussion of why you did not file amended Forms 10-QSB for each of the periods restated.

- A schedule of the effects of the restatements on the financial statements in each period restated.

- A discussion of why the financial statements for 2006 included in this document are not marked restated and why there is no footnote disclosure of the effects of the restatement on prior reported periods.

- Based on the restatements, a discussion of why you include the audit report of your prior auditors for the period ended December 31, 2006 in this document.

- We note that the report of your prior auditor included in this document does not properly evidence the signature of that auditor as required by Regulation S-T. Please file the auditor report properly evidencing the auditor's signature.

- We note that the report from your prior auditor refers to its audit of your 2005 financial statements. Please revise to have the report re-issued to exclude this reference or revise to include the 2005 financial statements.

Financial Statements, beginning on page F-1

Consolidated Statements of Operations and Comprehensive Loss, page F-4

47.   We do not believe that a legal judgment rises to the level of both unusual and infrequent such that separate reporting under APB 30 is appropriate. Please revise to include this amount in the loss from operations.

Consolidated Statements of Stockholders' Deficit, page F-5

48.   Please tell us and revise future filings to disclose the details of the transaction resulting in the beneficial conversation related to a convertible debenture disclosed here and in your statements of cash flows, including how you determined the amount of the beneficial conversion feature, the characteristics and terms of the convertible debenture and how you recorded these items in your financial statements. We are unable to locate any other disclosures related to this debenture in your document.

Consolidated Statements of Cash Flows, page F-7

49.   Please tell us and revise future filings to disclose the nature of the deferred offering costs reflected in the financing section of these statements, including where they are recorded in the statements of financial condition.

Note 2. Summary of Significant Accounting Policies, page F-9

c) Equipment, net, page F-9

50.   Please tell us and revise future filings to disclose the GAAP basis for depreciating leasehold improvements using a 20% straight line methodology instead of the shorter of the economic life of the improvements or the term of the lease.

d) Revenue Recognition, page F-10

51.   Please tell us and revise future filings to provide a discussion of the difference between a brokerage fee and a finders fee.   Please revise to explicitly disclose your revenue recognition policy for finders fees. Consider the need to separately disclose these amounts on the face of the statements of operations and comprehensive loss.

52.   Please tell us and revise future filings to disclose your revenue recognition policy for commissions earned on the placement of mortgage insurance with third parties. Consider the need to separately disclose these amounts on the face of the statements of operations and comprehensive loss.

j) Earnings or Loss Per Share, page F-12

53.   Please provide us and revise future filings to include the quantified disclosures required by paragraph 40(c) of SFAS 128.

Note 3. Referral Fees Held in Trust and Trust Liability, page F-15

54.   Please revise future filings to label any amounts held in trust as restricted on the fact of the financial statements.

Note 7. Employee Tax Deductions Payable, page F-16

55.   Please tell us and revise future filings to disclose the "certain conditions" that must be met in order to comply with the agreement with CRA. Include updated disclosures in your interim reports to discuss the status of these payments and any changes in the terms of the agreement.

Note 11. Stock-based Compensation Accrual, page F-17

56.   Please revise to include the disclosures required by SFAS 123 as amended by SFAS 123(R) for all share-based payments, including an expanded discussion of your related accounting policy.

Note 12. Capital Stock, page F-18

Common Stock, page F-18

57.   Please provide us and revise future filings to include a table showing the
        outstanding warrants under the June 9, 2006 placement reflecting the number of
        warrants issued, outstanding, exercisable and exercised for all periods presented.
        Similarly, revise Note 13, as applicable.

58.   Please provide us and revise future filings to include a table showing all
        additional issuances under the June 9, 2006 placement resulting from consecutive
        anniversary dates. Disclose the maximum number of shares that could be issued,
        the number of shares that have been issued, the value assigned to them, how you
        determined that value and how you recorded the issuances. Describe in detail
        what you mean by "maintenance in good standing of the terms of a service level
        agreement for each of the ten years."

59.   Please tell us and revise future filings to describe the facts and circumstances
        surrounding the September 8, 2008 recall and cancellation of 1,000,000 shares
        from Mercatus & Partners Funding Limited, including when the shares where
        issued, at what price they were issued, at what price they were repurchased and
        whether they were repurchased under a repurchase agreement.

60.   Please see our comment above on the June 9, 2008 placement and provide us and
        revise future filings to include the information included in that comment for the
        July 7, 2007 placement. Describe the basis for the assignment of these shares to
        new subscribers from the original subscribers and why you issued the shares in
        "anticipation" of the initial participants' shares being cancelled.

61.   We note the numerous issuances of equity instruments for cash, services,
        compensation and assets. We also note the numerous and various values ascribed
        to these instruments at issuance. It is not possible from your current disclosures
        to understand why, for instance, you issued shares for cash on July 7, 2007 at
        $1.00 a share yet valued shares issued on the same date for services at $.42 a
        share. In order for us to understand the significant variability in the values you
        have assigned to your equity instruments, provide us a schedule of all issuances in
        2006, 2007 and 2008 that documents the date of the issuance, the type of
        instrument issued, to whom the instrument was issued, whether the recipient was
        a related party or a third party, the value ascribed to the instrument, how that
        value was determined, the terms of any vesting requirements and how the
        issuance was recorded.

Non Monetary Transactions, page F-20

62.   Please tell us and revise future filings to disclose how each of these transactions
        was recorded in your financial statements and how you determined the value of
        each of the issuances.

Note 14. Subscription Receivable, page F-21

63.   Please tell us and revise future filings to disclose why the shares underlying
        exercised warrants have not been issued.

Note 15. Treasury Stock, page F-22

64.   Please tell us and revise future filings to disclose the method(s) used to reacquire
        shares, including whether the repurchases are from the open market or related
        parties and how the reacquisition price is determined.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 8

65.   Please tell us the exemption from registration that applies to the issuance to
        vFinance, Inc. and the facts relied upon to make the exemption available.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

66.   Please revise this document in response to each of our comments issued on your
        Form-10KSB, as amended.

Management's Discussion and Analysis, page 2

67.   We note the reference to your reviewed financial statements. Please revise to
        include a review report from your independent accountants pursuant to Rule 10-
        1(d) of Article 10 of Regulation S-X. Similarly, revise each Form 10-Q for 2008.

Evaluation of Disclosures Controls and Procedures, page 6

68.   We note that in each of the prior quarters in 2008, management concluded that
        your disclosure controls and procedures were not effective. We note in the
        quarter reported on in this Form 10-Q, management has determined that its
        disclosure controls and procedures are effective and that no changes have been
        made to your disclosure controls and procedures. Please tell us and revise to

discuss these apparent inconsistencies.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 7

69.   For each of the issuances discussed in this section, please tell us the exemption from registration that applies to the issuance and the facts relied upon to make the exemption available.

70.   You state in the last paragraph on page 7 that employment agreements were expected to be executed by December 31, 2008. Please tell us if any of the company's named executive officers have executed employment agreements since the filing of this quarterly report on Form 10-Q.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Exhibit 31.1

Section 302 Certifications

71.   We note that paragraphs 3, 4 and 5 of your certifications included as Exhibit 31.1 to the Forms 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the certifications refer to the "small business issuer" rather than referring to the "registrant". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

General

72.   We note the November 5, 2008 press release announcing the appointment of Daniel Putnam as the new president of the company. Please provide us your analysis supporting the determination not to file a current report on Form 8-K pursuant to Item 5.02(c) disclosing the appointment of a new president.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney